Exhibit 99.1

DIGIHOST TECHNOLOGY INC.

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)
(UNAUDITED)

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars) (Unaudited)

	As at March 31, 2023	As at December 31, 2022
ASSETS
Current assets
Cash	$821,839	$1,850,622
Digital currencies (note 3)	262,887	2,800,657
Amounts receivable and other assets (note 5)	2,176,425	1,234,175
Income tax receivable	168,337	244,399
Total current assets	3,429,488	6,129,853
Property, plant and equipment (note 6)	41,251,031	41,811,233
Right-of-use assets (note 7)	2,495,364	2,538,447
Intangible asset (note 8)	1,469,220	1,314,028
Goodwill (note 9)	2,496,612	-
Promissory note receivable (note 10)	806,000	806,000
Total assets	$51,947,715	$52,599,561
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$3,262,667	$2,345,175
Amount owing to Northern Data, NY LLC (note 3 and 6)	115,907	322,099
Lease liabilities (note 11)	103,318	99,957
Loan payable	957,690	-
Mortgage payable (note 13)	496,653	488,062
Total current liabilities	4,936,235	3,255,293
Deposits payable	511,000	511,000
Lease liabilities (note 11)	420,602	447,514
Mortgage payable (note 13)	261,633	389,065
Loan payable	483,087	-
Warrant liabilities (note 14)	6,436,764	821,697
Total liabilities	13,049,321	5,424,569
Shareholders’ equity
Share capital (note 15)	41,795,878	39,602,634
Contributed surplus	14,249,542	15,675,828
Cumulative translation adjustment	(3,442,100)	(3,491,583)
Deficit	(13,704,926)	(4,611,887)
Total shareholders’ equity	38,898,394	47,174,992
Total liabilities and shareholders’ equity	$51,947,715	$52,599,561

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

(Expressed in United States Dollars) (Unaudited)

	Three Months Ended March 31,
	2023	2022
Revenue from digital currency mining (note 3)	$3,809,066	$7,312,342
Revenue from sale of energy	295,281	-
Total revenue	4,104,347	7,312,342
Cost of digital currency mining
Cost of power	(2,233,246)	(1,626,316)
Other production costs	(183,517)	(517,011)
Depreciation and amortization	(3,222,680)	(1,531,598)
Miner lease and hosting agreement (note 3)	(638,689)	(3,056,125)
Cost of power plant operations	(269,962)	-
Gross profit (loss)	(2,443,747)	581,292
Expenses
Office and administrative expenses	(467,372)	(605,062)
Professional fees	(373,734)	(588,549)
Regulatory fees	(83,264)	(144,381)
Gain on sale of property, plant and equipment	-	2,340,658
Foreign exchange loss	(47,363)	(770,196)
Gain on sale of digital currencies (note 3)	873,271	-
Change in fair value of loan payable	(164,796)	-
Other income	6,833	84,207
Change in fair value of amount owing for Miner Lease Agreement	(225,102)	379,065
Share based compensation (note 17)	(401,496)	(764,390)
Gain on revaluation of digital currencies (note 3)	10,443	-
Operating (loss) income	(3,316,327)	512,644
Revaluation of warrant liabilities (note 14)	(5,617,304)	11,955,669
Net financial expenses (note 20)	(159,408)	(84,375)
Net income (loss) before income taxes	(9,093,039)	12,383,938
Deferred tax recovery (expense)	-	(368,771)
Net income (loss) for the period	(9,093,039)	12,015,167
Other comprehensive income (loss)
Items that will be reclassified to net income Foreign currency translation adjustment	49,483	947,199
Items that will not be reclassified to net income Revaluation of digital currencies, net of tax	-	(620,761)
Total comprehensive loss for the period	$(9,043,556)	$12,341,605
Basic income (loss) per share (note 18)	$(0.32)	$0.47
Diluted income (loss) per share (note 18)	$(0.32)	$0.46

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars) (Unaudited)

	Three Months Ended March 31,
	2023	2022
Operating activities
Net income (loss) for the period	$(9,093,039)	$12,015,167
Adjustments for:
Digital currencies items (note 21)	2,106,476	(3,656,719)
Gain on sale of property, plant and equipment	-	(2,340,658)
Depreciation of right-of-use assets	43,083	12,991
Depreciation and amortization	3,209,688	1,518,607
Interest on lease liabilities	27,108	-
Change in fair value of amount owing for Miner Lease Agreement	225,102	(379,065)
Share based compensation	401,496	764,390
Change in warrant liability	5,617,304	(11,955,669)
Interest accrued on loan payable	138,300	-
Change in fair value of loan payable	164,796	-
Change in fair value of promissory note receivable	-	(6,667)
Deferred tax (recovery) expense	-	368,771
Foreign exchange gain	47,246	927,584
Working capital items (note 21)	132,570	(2,596,834)

Net cash used in operating activities	3,020,130	(5,328,102)

Investing activities
Purchase of property, plant and equipment	(769,754)	(4,814,230)
Proceeds from sale of property, plant and equipment	499,950	1,995,000
Acquisition of digital currency	-	(3,932,000)
Business combination (note 4)	(4,599,666)	-

Net cash used in investing activities	(4,869,470)	(6,751,230)

Financing activities
Proceeds from private placement, net of costs	-	8,287,555
Proceeds from pre-funded warrants	-	1,056,314
Repayment of mortgage	(133,500)	-
Proceeds of shares issued for cash	365,463	-
Proceeds from loans payable	691,500	10,000,000
Repayment of loans payable	(66,906)	-
Lease payments	(36,000)	-

Net cash provided by financing activities	820,557	19,343,869

Net change in cash	(1,028,783)	7,264,537
Cash, beginning of year	1,850,622	915,715

Cash, end of year	$821,839	$8,180,252

Supplemental information
Interest paid	$-	$84,375

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in United States Dollars) (Unaudited)

	Number of shares (note 15)				Cumulative	Digital currency
	Subordinate voting shares	Proportionate voting shares	Share capital	Contributed surplus	Translation Adjustment	revaluation reserve	Deficit	Total
Balance, December 31, 2021	24,956,165	3,333	$31,423,095	$11,844,581	$167,068	$3,706,624	$(8,879,964)	$38,261,404
Private placements (note 15(b)(ii))	2,729,748	-	15,255,979	-	-	-	-	15,255,979
Cost of issue - cash (note 15(b)(ii))	-	-	(547,307)	-	-	-	-	(547,307)
Cost of issue - broker warrants (note 15(b)(ii))	-	-	(270,978)	535,009	-	-	-	264,031
Warrant liabilities	-	-	(7,007,643)	-	-	-	-	(7,007,643)
Share based compensation	-	-	-	764,390	-	-	-	764,390
Transaction with owners	27,685,913	3,333	38,853,146	13,143,980	167,068	3,706,624	(8,879,964)	46,990,854
Foreign currency translation adjustment	-	-	-	-	947,199	-	-	947,199
Revaluation of digital currencies, net of tax	-	-	-	-	-	(620,761)	-	(620,761)
Net income for the period	-	-	-	-	-	-	12,015,167	12,015,167
Total comprehensive income for the period	-	-	-	-	947,199	(620,761)	12,015,167	12,341,605
Balance, March 31, 2022	27,685,913	3,333	$38,853,146	$13,143,980	$1,114,267	$3,085,863	$3,135,203	$59,332,459
Balance, December 31, 2022	27,842,204	3,333	$39,602,634	$15,675,828	$(3,491,583)	$-	$(4,611,887)	$47,174,992
Shares issued for cash (note 15(b)(i))	233,466	-	365,462	-	-	-	-	365,462
Restricted share units converted to common shares	479,582	-	1,827,782	(1,827,782)	-	-	-	-
Share based compensation	-	-	-	401,496	-	-	-	401,496
Transaction with owners	28,555,252	3,333	41,795,878	14,249,542	(3,491,583)	-	(4,611,887)	47,941,950
Foreign currency translation adjustment	-	-	-	-	49,483	-	-	49,483
Net loss for the period	-	-	-	-	-	-	(9,093,039)	(9,093,039)
Total comprehensive loss for the period	-	-	-	-	49,483	-	(9,093,039)	(9,043,556)
Balance, March 31, 2023	28,555,252	3,333	$41,795,878	$14,249,542	$(3,442,100)	$-	$(13,704,926)	$38,898,394

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

1.	Nature of operations and going concern

Digihost Technology Inc. (the “Company” or “Digihost”) was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp and subsequently changed its name to HashChain Technology Inc. on September 18, 2017, and again to Digihost Technology Inc. on February 14, 2020. Digihost and its subsidiaries, Digihost International, Inc., DGX Holding, LLC, and World Generation X, LLC (together the “Company”) is a blockchain technology company with operations in cryptocurrency mining and also a supplier of energy through its recent acquisition of a power plant. The head office of the Company is located at 2830 Produce Row, Houston, TX, 77023.

These unaudited condensed interim consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on May 15, 2023.

Going Concern

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

As at March 31, 2023, the Company has a working capital deficiency of $1,506,747 (2022 - $2,874,560) and did not generate positive cashflows from its operations since its incorporation. The current working capital is not sufficient to meet the Company’s requirements and business growth initiatives. The Company’s ability to continue as a going concern depends upon its ability generate positive cashflows from its operations and to raise additional financing. Even if the Company has been successful in the past in raising financings, there is no assurance that it will manage to obtain additional financing in the future.

These material uncertainties may cast significant doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

2.	Significant accounting policies

(a)	Statement of compliance

The Company applies IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS issued and outstanding as of May 15, 2023, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual financial statements as at and for the year ended December 31, 2022. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2023 could result in restatement of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

(b)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company.

At the date of authorization of these unaudited condensed interim consolidated financial statements, several new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

(c)	Critical accounting judgements, estimates and assumptions

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made are the same as the most recent annual financial statements as at and for the year ended December 31, 2022. New significant judgments in the quarter are as follows:

Business combination

Judgement is required to determine if the Company’s acquisition represent a business combination or an asset purchase. For an acquisition to qualify as a business combination, the assets acquired are required to be an integrated set of activities with inputs, processes and outputs. For acquisitions that represent the purchase of assets, no goodwill is recognized on the transactions and acquisition costs are capitalized to the assets purchased rather than expensed. As the Company concluded that the acquisition of the power plant (note 4) was a business combination, an allocation of the purchase price to the individual identifiable assets acquired and liabilities assumed based on their fair values at the date of purchase is required. The fair values of the net assets acquired are calculated using significant estimates and judgments. If estimates or judgments differed, this could result in a materially different allocation of net assets on the consolidated statement of financial position.

In a business combination, substantially all identifiable assets and liabilities acquired are recorded at the date of acquisition at their respective fair values. One of the most significant areas of judgment and estimation relates to the determination of the fair value of these assets and liabilities. If any intangible assets are identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent external valuation expert may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. In certain circumstances where estimates have been made, the Company may obtain third-party valuations of certain assets, which could result in further refinement of the fair-value allocation of certain purchase prices and accounting adjustments.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

3.	Digital currencies

The Company’s holdings of digital currencies consist of the following:

	As at March 31, 2023	As at December 31, 2022
Bitcoin	$262,887	$1,842,177
Ethereum	-	958,480
	$262,887	$2,800,657

The continuity of digital currencies was as follows:

	Number of Bitcoin	Amount	Number of Ethereum	Amount	Total Amount
Balance, December 31, 2021	632	29,770,994	1,001	3,720,992	33,491,986
Bitcoin mined for Digihost(2)	832	24,190,059	-	-	24,190,059
Bitcoin remitted to Northern Data(2)	(380)	(10,836,179)	-	-	(10,836,179)
Received from sale of property, plant and equipment	9	345,658	-	-	345,658
Acquisition of digital currencies	100	3,932,000	-	-	3,932,000
Digital currencies paid for services	(27)	(739,024)	-	-	(739,024)
Digital currencies traded for cash	(640)	(15,747,279)	(200)	(269,001)	(16,016,280)
Digital currencies for loan repayment	(415)	(11,982,320)	-	-	(11,982,320)
Loss on sale of digital currencies	-	(11,574,330)	-	-	(11,574,330)
Revaluation adjustment(1)	-	(5,517,402)	-	(2,493,511)	(8,010,913)
Balance, December 31, 2022	111	$1,842,177	801	$958,480	$2,800,657
Bitcoin mined(2)	168	3,809,066	-	-	3,809,066
Bitcoin remitted to Northern Data(2)	(45)	(1,056,555)	-	-	(1,056,555)
Digital currencies paid for services	(13)	(212,766)	-	-	(212,766)
Digital currencies traded for cash	(209)	(4,648,330)	(801)	(1,245,993)	(5,894,323)
Digital currencies for loan repayment	(3)	(66,906)	-	-	(66,906)
Gain on sale of digital currencies	-	585,758	-	287,513	873,271
Revaluation adjustment(1)	-	10,443	-	-	10,443
Balance, March 31, 2023	9	$262,887	-	$-	$262,887

(1)	Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin and Ethereum on the reporting date. As at March 31, 2023, the prices of Bitcoin and Ethereum were $28,577 (December 31, 2022 - $16,548) and $1,822 (December 31, 2022 - $1,197), respectively resulting in total revaluation loss of $10,443.

(2)	During the year ended December 31, 2021, the Company entered into a Miner Lease Agreement and a hosting services agreement with Northern Data, NY LLC, pursuant to which the parties have agreed to split a portion of the mining rewards received and energy costs incurred for the miners put in service pursuant to these agreements. As at March 31, 2023, the Company must remit 4 Bitcoin (December 31, 2022 - 19 Bitcoin) with a value of $115,907 (December 31, 2022 - $322,099) which is presented in the current liabilities. The Miner Lease Agreement was terminated on February 15, 2023.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

4.	Business combination

On February 8, 2023, the Company completed the acquisition of a 60 MW power plant in North Tonawanda, New York for a total consideration of $5,949,666 of which $1,350,000 was paid in previous years. The transaction was accounted for as a business combination under IFRS 3, Business Combinations. At the date of acquisition, the Company determined the preliminary fair value of the net identified net assets as follows:

Total consideration	$5,949,666
Identified fair value of net assets acquired:
Prepaids and deposits	435,526
Property plant and equipment	3,547,375
Intangible asset	187,500
Accounts payable	(204,260)
Loan payable	(513,087)
3,453,054
Goodwill acquired	2,496,612
5,949,666
Deposit paid in prior year	(150,000)
Property, plant and equipment disbursed in prior year	(1,200,000)
Net cash disbursed in acquisition	$4,599,666

5.	Amounts receivable and other assets

	As at March 31, 2023	As at December 31, 2022
Prepaid expenses	$323,360	$741,350
Receivable from Northern Data	190,383	492,825
Deposits	1,476,010	-
Miscellaneous receivable and assets	186,672	-
	$2,176,425	$1,234,175

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

6.	Property, plant and equipment

	Land	Data miners	Equipment and other	Leasehold improvement	Power plant in progress	Power plant in use	Total
Cost
December 31, 2021	$-	$31,658,103	$3,363,324	$1,040,000	$7,148,920	$-	$43,210,347
Additions	1,007,010	-	7,669,386	39,542	7,037,100	-	15,753,038
Disposal	-	(1,253,992)	-	-	-	-	(1,253,992)
Transfer asset in use	-	-	(439,381)	-	(3,218,685)	3,658,066	-

December 31, 2022	1,007,010	30,404,111	10,593,329	1,079,542	10,967,335	3,658,066	57,709,393
Additions	-	-	749,301	-	20,453	-	769,754
Disposal	-	-	-	-	(499,950)	-	(499,950)
Acquired in business combination (note 4)	-	-	-	-	(1,200,000)	3,547,375	2,347,375

March 31, 2023	$1,007,010	$30,404,111	$11,342,630	$1,079,542	$9,287,838	$7,205,441	$60,326,572

Accumulated depreciation
December 31, 2021	$-	$3,820,296	$1,056,888	$191,056	$-	$-	$5,068,240
Depreciation	-	8,815,246	591,329	105,208	-	1,016,129	10,527,912
Impairment	-	1,556,000	-	-	-	-	1,556,000
Disposal	-	(1,253,992)	-	-	-	-	(1,253,992)

December 31, 2022	-	12,937,550	1,648,217	296,264	-	1,016,129	15,898,160
Depreciation	-	2,466,898	379,314	26,330	-	304,839	3,177,381

March 31, 2023	$-	$15,404,448	$2,027,531	$322,594	$-	$1,320,968	$19,075,541

Net carrying value
As at December 31, 2022	$1,007,010	$17,466,561	$8,945,112	$783,278	$10,967,335	$2,641,937	$41,811,233

As at March 31, 2023	$1,007,010	$14,999,663	$9,315,099	$756,948	$9,287,838	$5,884,473	$41,251,031

(1)	Included in this total are 10,000 high performance Bitcoin miners sourced from Northern Data AG per a definitive purchase agreement entered into on May 12, 2021.

7.	Right-of-use assets

	As at March 31, 2023	As at December 31, 2022
Balance, beginning of period	$2,538,447	$2,078,599
Additions(1)	-	602,172
Depreciation	(43,083)	(142,324)
Balance, end of period	$2,495,364	$2,538,447

(1)	In April 2022, the Company entered into a lease for its head office for a term of 5 years.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

8.	Intangible asset

Intangible asset relates to the right-of-use of an electric power facility.

	As at	As at
	March 31,	December 31,
	2023	2022

Balance, beginning of period	$1,314,028	$1,443,260
Business combination (note 4)	187,500	-
Amortization	(32,308)	(129,232)
Balance, end of period	$1,469,220	$1,314,028

9.	Goodwill

	As at	As at
	March 31,	December 31,
	2023	2022

Balance, beginning of period	$-	$1,346,904
Impairment	-	(1,260,783)
Foreign currency translation	-	(86,121)
Business combination (note 4)	2,496,612	-
Balance, end of period	$2,496,612	$-

10.	Promissory note receivable

In December 2021, the Company entered into an agreement for a Secured Convertible Promissory Note (“Note”) with principal of $800,000. The Note accrues interest at a rate of 6% per annum, with interest payments every calendar quarter. The Note is convertible at the Company’s option into Series C Preferred Stock of the issuer. If the Note is not converted into shares by the Company, all unpaid and accrued interest are due on Maturity Date of December 21, 2026. The Notes are secured by the assets of the issuer.

11.	Lease liabilities

The continuity of the lease liabilities are presented in the table below:

	As at March 31,	As at December 31,
	2023	2022
Balance, beginning of period	$547,471	$-
Additions(1)	-	602,172
Interest	12,449	41,299
Lease payments	(36,000)	(96,000)
Balance, end of period	$523,920	$547,471
Current portion	$103,318	$99,957
Non-current portion	420,602	447,514
Total lease liabilities	$523,920	$547,471

(1)	In April 2022, the Company entered into a lease for its head office for a term of 5 years. When measuring lease liability, the Company’s incremental borrowing rate applied was estimated to be 10% per annum.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

11.	Lease liabilities (continued)

Maturity analysis - contractual undiscounted cash flows

As at March 31, 2023
Less than one year	$147,960
One to five years	484,556
Total undiscounted lease obligations	$632,516

12.	Loans payable

	As at March 31, 2023	As at December 31, 2022
Balance, beginning of the period	$-	$-
New loans(1)(2)(3)	1,204,587	10,000,000
Repayment of loans	(66,906)	(10,000,000)
Interest	138,300	-
Fair value adjustment	164,796	-
Balance, end of the period	$1,440,777	$-

(1)	On March 2, 2022, the Company announced the closing of a $10,000,000 committed, collateralized revolving credit facility with Securitize, Inc. (the “Loan Facility”). The Loan Facility had a one-year committed term and an interest rate of 7.5% per annum.

(2)	The Company entered into a loan agreement with Doge Capital LLC (“Doge”), a company controlled by the chief executive officer, dated February 6, 2023, whereby Doge lent the Company the equivalent value of 30 Bitcoins, being $691,500 and the Company agreed to repay Doge 36 Bitcoins as full repayment of the loan. The Company shall repay Doge 3 Bitcoins per month for 12 consecutive months with the first payment due on March 1, 2023 and the remaining 11 payments due on the first day of each successive month.

(3)	Upon the closing of the Power Plant transaction (note 4), the Company assumed an interest free loan agreement with Niagara Mohawk Power Corporation dated September 1, 2020. The Company is required to make minimum payments of $2,500 per month, with the outstanding balance of $513,087 to be paid in full by September 6, 2023. In the event that the outstanding principal balance is not paid in full by September 6, 2023, interest shall accrue on the outstanding balance as of that date and each subsequent month thereafter at the rate for overdue payments described as in National Grid’s Electricity Tariff for Service Classification No 6.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

13.	Mortgage payable

In June 2022, the Company’s incremental borrowing rate applied was estimated to be 7% per annum. The mortgage does not bear interest, is repayable by monthly instalments of $44,500 and matures in September 2024. The mortgage is secured by the powerplant in progress with a net book value of $2,651,500.

	As at March 31,	As at December 31,
	2023	2022
Balance, beginning of period	$877,127	$-
Additions	-	993,912
Interest	14,659	16,715
Payments	(133,500)	(133,500)
Balance, end of period	$758,286	$877,127
Current portion	$496,653	$488,062
Non-current portion	261,633	389,065
Total mortgage payable	$758,286	$877,127

Maturity analysis - contractual undiscounted cash flows

As at March 31, 2023
Less than one year	$534,000
One to five years	267,000
Total undiscounted mortgage obligations	$801,000

14.	Warrant liabilities

Due to the characteristics of certain warrants, the fixed-for-fixed condition is not met. Therefore the Company records these warrants as financial liabilities measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss. Upon warrant exercise, the fair value previously recognized in warrant liabilities is transferred from warrant liabilities to share capital.

The following table summarizes the changes in the warrant liabilities for the Company’s warrants for the period ending March 31, 2023 and December 31, 2022:

	Number of warrants	Amount
Balance, December, 2021	9,098,514	$31,943,365
Warrants issued	3,029,748	7,007,643
Warrants cancelled (note 15(b)(ii))	(3,029,748)	(5,887,840)
Pre-funded warrants issued (note 15(b)(ii))	300,000	927,463
Pre-funded warrants exercised (note 15(b)(ii))	(300,000)	(927,463)
Revaluation of warrant liabilities	-	(32,010,637)
Foreign currency translation	-	(230,834)
Balance, December, 2022	9,098,514	821,697
Revaluation of warrant liabilities	-	5,617,304
Foreign currency translation	-	(2,237)
Balance, March 31, 2023	9,098,514	$6,436,764

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

14.	Warrant liabilities (Continued)

The fair value of the Company’s warrants has been determined using the Black-Scholes pricing model and the following weighted average assumptions:

	As at		As at
	March 31,	Issued	December 31,
	2023	in 2022	2022
Spot price (in CAD$)	$2.17	$3.78	$0.47
Risk-free interest rate	3.78%	1.62%	4.07%
Expected annual volatility	140%	145%	143%
Expected life (years)	1.75	3.50	2.01
Dividend	nil	nil	nil

The following table reflects the Company’s warrants outstanding and exercisable as at March 31, 2023 and December 31, 2022:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price (CAD$)
March 16, 2024	1,872,659	9.42
June 18, 2024	2,083,334	5.97
April 9, 2025	2,112,773	7.11
September 9, 2025	3,029,748	6.25
	9,098,514	7.04

15.	Share capital

a)	Authorized share capital

Unlimited subordinate voting shares without par value and conferring 1 vote per share.

Unlimited proportionate voting shares without par value, conferring 200 votes per share, convertible at the holder’s option into subordinate voting shares on a basis of 200 subordinate voting shares for 1 proportionate voting shares.

b)	Subordinate voting shares and proportionate voting shares issued

Three months ended March 31, 2023

(i)	During the three months ended March 31, 2023, the Company issued 233,466 subordinate voting shares at an average share price of $1.5654 pursuant to the at-the-market equity program.

Three months ended March 31, 2022

(ii)	On March 9, 2022, the Company closed a private placement with a single institutional investor, for (a) 2,729,748 subordinate voting shares at a purchase price of CAD$4.40 per subordinate voting share and associated warrant, (b) 300,000 pre-funded warrants (Pre-funded Warrants) at an exercise price of $0.0001 per subordinate voting shares, at an offering price of CAD$4.3999 per Pre-Funded Warrant and associated warrant and (iii) 3,029,748 common share purchase warrants (the “Warrants”) for aggregate gross cash proceeds of $10,424,453 (CAD$13,330,861) and the cancellation of warrants. The Warrants have an exercise price of CAD$6.25 per share and exercise period of three and one-half years from the issuance date. A fair value of $7,007,643 was assigned to the warrants. The Pre-Funded Warrants were assigned a fair value of $1,022,915 based on the cash received and are accounted for as financial liabilities at amortized cost. The Pre-Funded Warrants were exercised in September 2022, the financial liability together with the cash received of $30 and initial issuance costs was then accounted as an increase in share capital of $927,463.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

15.	Share capital (continued)

In connection with the private placement, the investor has agreed to cancel existing warrants to purchase 1,248,440 common subordinate voting shares of the Company at an exercise price of CAD$9.42 per share issued in March 16, 2021 expiring on March 16, 2024 and the existing warrants to purchase 1,781,308 common subordinate voting shares of the Company at an exercise price of CAD$7.11 issued in April 9, 2021 expiring on April 9, 2025. The cancellation was considered as part of the proceeds of the above mentioned private placement and was accounted for as an increase in share capital of $5,887,616 for total proceeds from the private placement of $15,255,979.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,080,584 and 242,380 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$6.25 at any time for a period of three and one-half years from the issuance date. The broker warrants were assigned a fair value of $535,009 for total issuance costs of $1,615,593 of which $695,170 is recorded in net income as the cost of issuance of the warrants classified as liabilities and $102,138 in reduction of the Pre-Funded Warrants.

The grant date fair value of $535,009 for the 242,380 broker warrants was determined using the Black-Scholes pricing model and the following assumptions and inputs: share price of CAD$3.78; exercise price of CAD$6.25; expected dividend yield of 0%; expected volatility of 136% which is based on comparable companies; risk-free interest rate of 1.62%; and an expected average life of three and one-half years.

16.	Warrants

	Number of Warrants	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2021	783,436	8.30
Issued (note 15(b)(ii))	242,380	6.25
Balance, December 31, 2022	1,025,816	7.81
Balance, March 31, 2023	1,025,816	7.81

The following table reflects the warrants issued and outstanding as of March 31, 2023:

Number of Warrants	Exercise	Weighted Average Contractual
Outstanding	Price (CAD$)	Life (years)	Expiry Date
249,688	10.01	0.96	March 16, 2024(1)
222,222	6.75	1.22	June 18, 2024(1)
311,526	8.025	2.03	April 9, 2025(1)
242,380	6.25	2.45	September 9, 2025(1)
1,025,816	7.81	1.69

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

16.	Warrants (continued)

The following table reflects the warrants issued and outstanding as of December 31, 2022:

Number of Warrants	Exercise	Weighted Average Contractual
Outstanding	Price (CAD$)	Life (years)	Expiry Date
249,688	10.01	1.21	March 16, 2024(1)
222,222	6.75	1.47	June 18, 2024(1)
311,526	8.025	2.27	April 9, 2025(1)
242,380	6.25	2.69	September 9, 2025(1)
1,025,816	7.81	1.94

(1)	Broker warrants.

17.	Stock options and restricted share units

(a)	Stock options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company’s issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the periods presented below:

	Number of Stock Options	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2021 and March 31, 2022	2,345,165	5.28
Balance, December 31, 2022 and March 31, 2023	2,345,165	5.28

The following table reflects the stock options issued and outstanding as of March 31, 2023:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	1.88	408,334	408,334	-
January 5, 2026	3.75	2.77	258,498	258,498	-
February 24, 2026	13.92	2.91	50,000	50,000	-
March 25, 2026	7.47	2.99	233,334	233,334	-
May 17, 2026	7.35	3.13	155,000	155,000	-
June 22, 2026	4.20	2.23	86,668	86,668	-
	5.11	2.59	1,191,834	1,191,834	-

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

17.	Stock options and restricted share units (continued)

The following table reflects the stock options issued and outstanding as of December 31, 2022:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	2.13	408,334	408,334	-
January 5, 2026	3.75	3.02	258,498	258,498	-
February 24, 2026	13.92	3.16	50,000	50,000	-
March 25, 2026	7.47	3.23	233,334	233,334	-
May 17, 2026	7.35	3.38	155,000	155,000	-
June 22, 2026	4.20	3.48	86,668	86,668	-
	5.11	2.84	1,191,834	1,191,834	-

The Company has an RSU plan whereby the there is a fixed cap of shares that can be granted under the plan. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

(b)	Restricted share units

The following table reflects the continuity of RSUs for the periods ended March 31, 2023 and 2022:

Number of RSUs
Balance, December 31, 2021	-
Granted (i)	1,449,250
Balance, March 31, 2022	1,449,250
Balance, December 31, 2022	1,439,250
Granted	77,232
Converted	(479,582)
Balance, March 31, 2023	1,036,900

During the three months ended March 31, 2023, the Company granted 77,232 RSUs to advisors. These RSUs vest one year from the date of grant. The grant date fair value of the RSUs was $120,386.

For the three months ended March 31, 2023, the Company recorded share based compensation for these RSU’s of $401,496 (three months ended March 31, 2022 - $764,390).

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

18.	Income (loss) per share

	Three Months Ended March 31,
	2023	2022
Net income (loss) for the period	$(9,093,039)	$12,015,167
Net income (loss) per share - basic	$(0.32)	$0.47
Net income (loss) per share - diluted	$(0.32)	$0.46
Weighted average number of shares outstanding - basic	28,315,111	25,623,437
Dilutive effect of stock options and warrants	-	294,963
Weighted average number of shares outstanding - diluted	28,315,111	25,918,400

(i)	Diluted income per share does not include the effect of warrants and stock options as they are anti-dilutive.

19.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Three Months Ended March 31,
	2023	2022
Professional fees (1)	$75,330	$72,917
Salaries (1)	211,900	219,375
Share based compensation(2)	371,742	717,316
	$658,972	$1,009,608

(1)	Represents the professional fees and salaries paid to officers and directors.

(2)	Represents the share based compensation for officers and directors.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

20.	Additional information on the nature of comprehensive income (loss) components

	Three Months Ended March 31,
	2023	2022
Expenses for employee benefits
Operating and maintenance costs	$183,517	$119,259
Professional fees	75,330	72,917
Share based compensation	401,496	764,390
	$660,343	$956,566
Net financial expenses
Interest on loans	$132,300	$84,375
Interest on lease liabilities	27,108	-
	$159,408	$84,375

21.	Cash flow supplemental information

	Three Months Ended March 31,
	2023	2022
Digital currencies items
Digital currencies mined	$(3,809,066)	$(7,312,342)
Miner lease and hosting	625,261	3,056,125
Services paid in digital currencies	212,766	196,298
Loss (gain) on sale of digital currencies	(873,271)	403,200
Digital currencies for loan repayment	66,906	-
Digital currencies traded for cash	5,894,323	-
Gain on revaluation of digital currencies	(10,443)	-
	$2,106,476	$(3,656,719)
Working capital items
Amounts receivable and prepaid expenses	$(656,725)	$(750,785)
Accounts payable and accrued liabilities	713,233	(196,590)
Income tax receivable	76,062	-
Deposit payable	-	(1,649,459)
	$132,570	$(2,596,834)

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

22.	Segmented reporting

The Company has two operating segments being cryptocurrency mining and power plant operation located in the United States.

Three Months ended March 31, 2023	Cryptocurrency mining	Power plant operations	Total
Gross loss	$(2,469,066)	$25,319	$(2,443,747)
Net loss	(9,118,358)	25,319	(9,093,039)

Three Months ended March 31, 2022	Cryptocurrency mining	Power plant operations	Total
Gross profit	$581,292	$-	$581,292
Net income	12,015,167	-	12,015,167

The operations of the Company are located in two geographic locations, Canada and the United States. Geographic segmentation is as follows:

As at March 31, 2023	Canada	United States	Total
Current assets	$29,396	$3,400,092	$3,429,488
Non-current assets	-	48,518,227	48,518,227
Total assets	$29,396	$51,918,319	$51,947,715

As at December 31, 2022	Canada	United States	Total
Current assets	$29,372	$6,100,481	$6,129,853
Non-current assets	-	46,469,708	46,469,708
Total assets	$29,372	$52,570,189	$52,599,561

23.	Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital, reserves and loans payable. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2022.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

24.	Financial instruments and risk management

Fair value

The fair value of the Company’s financial instruments, including cash, amounts receivable, accounts payable and accrued liabilities, mortgage payable and deposit payable approximates their carrying value due to their short-term nature. Mortgage payable and deposit payable are due to arm's length third parties, the fair values of these payables are measured using relevant market input (Level 3). The fair values of mortgage payable and deposit payable was calculated using actualized cash flows using market rates in effect at the balance sheet date. Reasonable changes to key assumptions would not have a significant impact. Promissory note receivable is due from an arm's length third party, the fair value of this note are measured using relevant market input (Level 3). Digital currencies, amount owing to Northern Data and loan payable are measured at fair value using the quoted price on CoinMarketCap (Level 2). Warrant liabilities are measured at fair value using the Black-Scholes pricing model (Level 2) (see note 14).

Risks

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, amounts receivable and promissory note receivable. The cash is deposited in a bank account held with one major bank in the United States so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company believes no impairment is necessary in respect of amounts receivable and promissory note receivable as balances are monitored on a regular basis with the result that exposure to bad debt is insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long- term obligations as and when they fall due. The Company manages cash projections and regularly updates projections for changes in business and fluctuations cause in digital currency prices and exchange rates.

The following table summarizes the expected maturity of the Company’s significant financial liabilities and other liabilities based on the remaining period from the balance sheet date to the contractual maturity date:

	Payments by period
As at March 31, 2023	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$3,262,667	$-	$-	$-	$3,262,667	$3,262,667
Amount owing to Northern Data	115,907	-	-	-	115,907	115,907
Deposit payable	-	511,000	-	-	511,000	511,000
Lease liabilities	147,960	309,370	175,186	-	632,516	632,516
Mortgage payable	534,000	267,000	-	-	801,000	801,000
Loan payable	652,961	483,087	-	-	1,136,048	1,136,048
	$4,713,495	$1,570,457	$175,186	$-	$6,459,138	$6,459,138

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2023

(Expressed in United States Dollars) (Unaudited)

24.	Financial instruments and risk management (continued)

	Payments by period
As at December 31, 2022	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$2,345,175	$-	$-	$-	$2,345,175	$2,345,175
Amount owing to Northern Data	322,099	-	-	-	322,099	322,099
Deposit payable	-	511,000	-	-	511,000	511,000
Lease liabilities	146,880	307,111	214,524	-	668,515	668,515
Mortgage payable	534,000	400,500	-	-	934,500	934,500
	$3,348,154	$1,218,611	$214,524	$-	$4,781,289	$4,781,289

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations.

The Company’s functional and presentation currency is the US dollar. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than an entity’s functional currency. The fluctuation of the Canadian dollar in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity. As at March 31, 2023 and December 31, 2022, the foreign currency risk was considered minimal.

Digital currency risk

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital currencies; in addition, the Company may not be able liquidate its holdings of digital currencies at its desired price if required. A decline in the market prices for digital currencies could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company’s digital currencies currently consist of Bitcoin and Ethereum.

At March 31, 2023, had the market price of the Company’s holdings of Bitcoin and Ethereum increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease respectively would amount to $26,289 (December 31, 2022 - $280,066).

25.	Subsequent event

Subsequent to March 31, 2023, a group filed a case in the County of Niagara, New York that challenges the New York Public Service Commission’s (PSC) approval of the sale of the Power Plant to the Company. There is no amount probable that would be owed by the Company to any parties at this time pertaining to this suit.